UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-15577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.

1801 California Street, Denver, Colorado 80202

303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As permitted by Item 4 of Form 11-K, the Plan has prepared the accompanying financial statements and schedule in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado

June 18, 2010

QWEST SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2009	2008
Assets
Investments, at fair value	$2,705,471	$2,313,424
Investment in the Qwest DB/DC Master Trust, at fair value	219,502	152,111
Participant loans	72,635	74,499
Receivables:
Dividends, interest and other	2,432	2,639
Securities sold	4,994	—

Total receivables	7,426	2,639

Total assets	3,005,034	2,542,673

Liabilities
Accrued expenses	1,174	678
Payables for securities purchased	7,702	128

Total liabilities	8,876	806

Net assets available for benefits before adjustment	2,996,158	2,541,867
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,416)	19,467

Net assets available for benefits	$2,970,742	$2,561,334

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

Year Ended December 31, 2009
Additions (Reductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$340,234
Interest	45,365
Dividends	20,879
Plan’s share of the net income of the Qwest DB/DC Master Trust	55,825

Total investment income	462,303
Investment expense	(1,712)

Net investment income	460,591

Contributions:
Participants’	141,678
Rollovers	11,645
Employer’s, net of forfeitures applied	59,464

Total contributions	212,787
Settlements and other	593

Total additions, net	673,971

Deductions from net assets attributed to:
Benefits paid to participants	261,347
Administrative expenses	3,216

Total deductions	264,563

Net increase	409,408
Net assets available for benefits:
Beginning of year	2,561,334

End of year	$2,970,742

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2009 and 2008

Note 1: Plan Description

The following is a brief description of the Qwest Savings & Investment Plan (“QSIP” or the “Plan”) and provides general information only. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide a convenient way for eligible occupational and management employees to save on a regular and long-term basis. Occupational employees are defined by the Plan as employees who are represented for collective bargaining purposes by a labor organization within the meaning of the Labor Management Relations Act. Management employees are defined by the Plan as employees who are not occupational employees. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. and its subsidiaries (“Qwest” or the “Company”).

The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

Significant Plan Amendments

The Plan was amended effective January 1, 2009 in the following respects:

•

Occupational employees who are hired or rehired on or after January 1, 2009 are eligible to participate in the Plan immediately. Qwest will match 100% of occupational employee contributions up to 3% of eligible compensation. Occupational employees will be eligible to receive matching contributions immediately, and matching contributions are vested 100% after one year of employment;

•	Occupational participants may elect to make Roth 401(k) contributions; and

•	Required minimum distribution rules were waived for the 2009 distribution year.

Eligibility, Contributions and Vesting

Management employees are eligible to enter the Plan immediately on their hire date and are automatically enrolled at 3% of their eligible compensation, which percentage they can change at any time. Occupational employees hired or rehired on or after January 1, 2009 are eligible to participate in the Plan immediately. Occupational employees hired before January 1, 2009 were eligible to enter the Plan after completion of three months of service with the Company.

For occupational employees hired or rehired on or after January 1, 2009 and for management employees, the Company matches 100% of participant contributions up to a maximum of 3% of eligible compensation, beginning immediately upon a participant’s hire date. For occupational employees hired before January 1, 2009, the Company matches 81% of participant contributions, up to a maximum of 6% of eligible compensation, beginning after a participant completes one year of service. The Company does not match any participant contributions in excess of the maximum levels noted above.

Participant contributions may be made on a pre-tax, after-tax, or Roth 401(k) basis, or in any combination up to 50% of eligible compensation. Roth 401(k) contributions are made on an after-tax basis; however, unlike regular 401(k) after-tax contributions, participants do not pay taxes on earnings when taking a qualified distribution. As established in Section 402(g)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), combined pre-tax and Roth 401(k) employee elective contributions were limited to $16,500 for the year ended December 31, 2009.

Aggregate annual contributions under the Plan and all other defined contribution plans sponsored by the Company are limited to the lesser of the contribution limits as defined in the Plan, or the annual contributions limit pursuant to Code Section 415(c)(1)(A), which is the lesser of 100% of the participant’s compensation or $49,000 for the year ended December 31, 2009. Annual contributions are defined as participant’s contributions and the Company’s matching contributions.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established in Code Section 414(v)(2)(B)(i). The maximum additional contribution was $5,500 for the year ended December 31, 2009. Rollover contributions from other plans, which meet the requirements of the Code, may be made to the Plan.

All Company matching contributions have been designated as participant-directed because participants have the ability to direct the investment of these contributions.

A management participant is 100% vested in the Company’s matching contributions immediately upon entry into the Plan. Occupational participants hired prior to January 1, 2009 become 100% vested in the Company’s matching contributions upon completion of three years of service with the Company. Occupational participants hired or rehired on or after January 1, 2009 become 100% vested in the Company’s matching contributions upon completion of one year of service with the Company.

Investment Advice

Participants have access to investment advice for directing their Plan investments through ING Investment Advisors, LLC.

Investment Options

Participants may choose to invest their Plan accounts in a number of investment options. Below is a brief description of each of the investment options available as of December 31, 2009. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk and investment objective and strategy. Participant accounts are not guaranteed and there is risk of loss with each of the investment options. Participants have access to more complete descriptions of the investment options, including risk, through the Plan’s prospectus, fund fact sheets, and by accessing the Plan’s website at https://qwestbenefits.ingplans.com.

•

Interest Income Fund - This core fund emphasizes relatively stable income by investing in investment grade fixed-income investments and synthetic investment contracts with a diversified group of insurance companies, banks and other financial institutions.

•

Bond Fund - This core fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield than stable value or money market funds by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

•

QSIP Destination 2010 through 2050 Funds - These Funds invest in the Plan’s core investment funds (except the Qwest Shares Fund) and may include treasury inflation-indexed securities. The asset mix of each Fund is based on the average investment time horizon, average risk and the performance of various asset classes with the aim of building an asset portfolio that may have a better chance of reaching a specific financial target.

•

QSIP Destination 65+ and 75+ Funds - These Funds are designed for those who are already in retirement. The 75+ Fund is more conservative than the 65+ Fund. Although these two Funds invest in a greater concentration of lower risk investments, a portion of the assets will continue to be invested in the underlying equity, fixed-income funds and treasury inflation-indexed securities fund to help reduce the risk of inflation after retirement and the risk that an investor will outlive his or her retirement assets.

•	U. S. Stock Fund - This core fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor’s 500 Index (“S&P 500 Index”).

•	U.S. Small/Mid Cap Stock Fund - This core fund seeks to provide long-term growth of capital by investing in small and mid-sized United States companies using multiple investment managers.

•

International Stock Fund - This core fund seeks to provide long-term growth of capital by investing primarily in the stock of companies based outside the United States using multiple investment managers.

•

Qwest Shares Fund - This core fund provides investment returns linked to the performance of Qwest common stock. This is an undiversified common stock investment. Concentrating investments in any undiversified investment, including common stock, is a high-risk investment strategy.

•

Personal Choice Retirement Account® (“PCRA”) - This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major United States exchanges.

Schedule I lists Plan assets held under these investment options as of December 31, 2009.

Beginning March 1, 2010, participants may also choose to invest in a treasury inflation-indexed securities fund. Introduced in 2009, this fund was previously only available as a component of the QSIP Destination Funds. The fund invests primarily in inflation-indexed bonds issued by the U.S. government which are designed to provide a return in excess of inflation over the long-term.

Loans

The Plan allows participants to borrow from their Plan accounts as provided in the Plan document. Loans are made available to participants based upon 50% of the participant’s vested account balance, less any portion allocated to an alternate payee, up to a maximum of $50,000. Plan loans provide for periodic repayments over a period not to exceed five years (or fifteen years for residential loans) at an interest rate determined by the Company’s Employee Benefits Committee. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan. Participant loans are valued at amortized cost.

Trust and Recordkeeping Services

State Street Corporation is the Trustee for the Plan. ING, LLC is the Recordkeeper for the Plan.

Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 18, 2009 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the applicable sections of the Code.

Participant Accounts

Each participant’s Plan account is credited with the participant’s contributions, the Company’s matching contributions and investment gains, and charged for investment losses and an allocable share of Plan expenses. Plan accounts are unit-valued on a daily basis.

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts from the Plan in accordance with the terms of the Code and the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met in accordance with the terms of the Code and the Plan.

Benefit payments may be in the form of a lump sum or other distribution forms in accordance with the options provided in the terms of the Plan.

Voting Rights

Each participant receives voting rights on shares of Qwest common stock held in his or her Plan account.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and these financial statements together with the supplemental schedule are in accordance with the financial reporting requirements of ERISA.

Reclassifications

Certain reclassifications to the 2008 financial statements have been made to conform to the current year presentation.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan’s management to make certain estimates, judgments, and assumptions that affect the accompanying financial statements and disclosures. The most important of these estimates relates to fair value measurements of the Plan investments. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) 157-4, “Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly,” which amended Accounting Standards Codification (“ASC”) 820 (formerly Statement of Financial Accounting Standards No. 157). This guidance expanded financial statement disclosures and requires that major categories for debt and equity securities be determined on the basis of the nature and risks of the investments. The FSP was effective for reporting periods ending after June 15, 2009. The effect of the adoption of the FSP had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In March 2008, the FASB issued ASC 815 (formerly Statement of Financial Accounting Standards No. 161), “Disclosures about Derivative Instruments and Hedging Activities,” which was effective for the Plan beginning on January 1, 2009. This pronouncement is intended to improve financial reporting through enhanced disclosures about derivative instruments and hedging activities. The effect of the adoption of ASC 815 had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).” The ASU amends ASC 820 for measuring the fair value of investments in certain entities that do not have a quoted market price, but calculate net asset value per share or its equivalent. The guidance in ASU 2009-12 is effective for the Plan for the year ended December 31, 2009. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” The ASU amends ASC 820 to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. See Note 3 - Fair Value of Financial Instruments for more information on the three levels of the fair value hierarchy. This ASU also clarifies existing fair value disclosures about the level of disaggregation and requires disclosures about inputs and valuation techniques used to measure fair value. The guidance in the ASU is effective for the Plan beginning on January 1, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for the Plan beginning on January 1, 2011. Plan management does not expect the adoption of this pronouncement to have a material impact on the Plan’s financial statements.

Income Recognition

Net realized and unrealized gains and losses are reflected in the statement of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments. Net realized and unrealized gains and losses are the difference between the fair value at the beginning of the year (or date purchased during the year) and the selling price or the fair value at the end of the year.

Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

Participant Distributions

Participant distributions are recorded when paid.

Note 3: Fair Value of Financial Instruments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between independent and knowledgeable participants who are willing and able to transact for an asset or liability at the financial statement date. We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value and then we rank the values based on the reliability of the inputs used following the fair value hierarchy set forth by the FASB.

The three levels of the fair value hierarchy as defined by the FASB are as follows:

Input Level	Description of Input
Level 1	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. The Plan does not contain any investments that are valued using Level 3 valuation techniques.

The tables below present the fair value of assets by category, including investments held within the Qwest DB/DC Master Trust (“MT”), and the input levels used to determine these fair values as of December 31, 2009 and 2008:

	Fair value of assets as of December 31, 2009
	Level 1	Level 2	Total
	(Dollars in thousands)
Treasury inflation-indexed securities(a )	$30,367	$—	$30,367
Investment grade bonds(b)	158,701	200,209	358,910
Synthetic investment contracts(c)	—	789,635	789,635
Qwest common stock(d)	183,595	—	183,595
Large cap U.S. stocks(e)	—	715,997	715,997
Small-mid cap U.S. stocks(f)	216,168	—	216,168

Non-U.S. stocks(g)	—	412,651	412,651
Short-term investment fund(h)	—	22,105	22,105
Personal Choice Retirement Account®(i)	193,243	2,033	195,276
MT securities lending collateral(j)	—	55,955	55,955
MT securities lending obligation(j)	—	(56,050)	(56,050)

Total investments	$782,074	$2,142,535	2,924,609

Plan participant loans			72,635
Dividends, interest and other receivables			2,432
Securities sold receivables			4,994
Accrued expenses			(1,174)
Payables for securities purchased			(7,702)
MT interest and dividends receivable			531
MT administrative and investment expenses payable			(167)

Net assets available for benefits before adjustment			$2,996,158

	Fair value of assets as of December 31, 2008
	Level 1	Level 2	Total
	(Dollars in thousands)
Treasury inflation-indexed securities(a)	$—	$—	$—
Investment grade bonds(b)	98,464	194,918	293,382
Synthetic investment contracts(c)	—	779,480	779,480
Qwest common stock(d)	167,361	—	167,361
Large cap U.S. stocks(e)	—	576,371	576,371
Small-mid cap U.S. stocks(f)	151,252	—	151,252
Non-U.S. stocks(g)	—	314,705	314,705
Short-term investment fund(h)	—	36,647	36,647
Personal Choice Retirement Account®(i)	144,177	3,545	147,722
MT securities lending collateral(j)	—	38,644	38,644
MT securities lending obligation(j)	—	(39,702)	(39,702)

Total investments	$561,254	$1,904,608	2,465,862

Plan participant loans			74,499
Dividends, interest and other receivables			2,639
Accrued expenses			(678)
Payables for securities purchased			(128)
MT interest and dividends receivable			440
MT net pending security trades payable			(702)
MT administrative and investment expenses payable			(65)

Net assets available for benefits before adjustment			$2,541,867

Plan assets are invested in various asset categories utilizing multiple strategies and investment managers. For several of the investments in the table above and discussed below, the Plan owns units in commingled funds that invest in various types of assets. Interests in commingled funds are valued using the net asset value (“NAV”) per unit of each fund. The NAV reported by the fund manager is based on the market value of the underlying investments owned by each fund, minus its liabilities, divided by the number of shares outstanding. All commingled funds held by the Plan can be redeemed at NAV and are classified as Level 2. Below is an overview of the asset categories, the underlying strategies and valuation inputs used to value the assets in the table above, including the values of investments in the MT:

(a) Treasury inflation-indexed securities - This asset category represents an investment in a mutual fund that invests primarily in inflation-indexed bonds issued by the U.S. government. These securities are designed to provide a return in excess of inflation over longer time periods. Mutual funds are valued at the last published price reported on the major market on which the mutual funds are traded and are classified as Level 1.

(b) Investment grade bonds - This asset category represents an investment in a mutual fund and investments in individual U.S. treasury securities and other investment grade fixed-income securities with characteristics similar to the Barclays Capital U.S. Aggregate Bond Index. This index is comprised of U.S. treasury securities, U.S. governmental agencies, corporate bonds, mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities. Mutual funds are valued at the last published price reported on the major market on which the mutual funds are traded and are classified as Level 1. Treasury securities are valued at the bid price reported in the active market in which the security is traded and are classified as Level 1. Valuations of other investment grade bonds are based on a spread to U.S. treasury securities and consider yields available on comparable securities of issuers with similar credit ratings and are classified as Level 2.

(c) Synthetic investment contracts - This asset category represents investments in funds that seek to earn returns similar to intermediate-term investment grade bonds with a relatively low level of risk. The funds achieve these objectives by investing in fixed-income securities and synthetic investment contracts described in Note 4 - Synthetic Investment Contracts that are designed to stabilize the fund’s NAV. The fair value of the synthetic investment contracts is based on the underlying investments and includes the fair value of the associated wrapper contracts, as defined in Note 4 - Synthetic Investment Contracts. The underlying investments are commingled funds valued at NAV and are classified as Level 2.

(d) Qwest common stock - This asset category represents investments in Qwest common stock valued at the last published bid price reported and is classified as Level 1.

(e) Large cap U.S. stocks - This asset category represents an investment in a commingled fund that invests in the 500 stocks included in the S&P 500 Index. The fund seeks to closely reproduce the returns of the U.S. stock market captured by this index. This commingled fund is valued at the NAV and is classified as Level 2.

(f) Small-mid cap U.S. stocks - This asset category represents investments in the individual securities of the small and middle capitalization companies included in the Russell 2500 Index. The investment strategy includes a passively managed portfolio designed to track the performance of the Russell 2500 Index and an actively managed portfolio whose objective is to outperform the index. Individual U.S. stocks are valued at the last published price reported on the major market on which the individual securities are traded and are classified as Level 1.

(g) Non-U.S. stocks - This asset category represents investments in commingled funds that invest in individual securities of companies based in developed countries outside the U.S. as represented by the MSCI World Ex-U.S. Index. The investment strategy includes a passively managed fund designed to track the performance of the index and actively managed funds whose objective is to outperform the index. These commingled funds are valued at the NAV and are classified as Level 2.

(h) Short-term investment fund - This asset category represents investments in commingled funds that invest in short-term investment grade securities. These commingled funds are valued at the NAV and are classified as Level 2.

(i) Personal Choice Retirement Account® - This asset category represents a separate brokerage account that offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major U.S. exchanges and fixed-income securities. The fair value of common stocks, mutual funds and exchange traded funds that are publicly traded on major market exchanges are valued at the last published price reported on the major market on which the individual securities are traded and are classified as Level 1. U.S. treasury securities are valued at the bid price reported in the active market in which the securities are traded and are classified as Level 1. Valuations of other fixed-income securities are based on a spread to U.S. treasury securities and consider yields available on comparable securities of issuers with similar credit ratings and are classified as Level 2.

(j) MT securities lending collateral and obligation - This asset category represents securities lending transactions whereby the MT’s lending agent lends equity investments of the MT to other third-party investment firms in exchange for cash collateral. The equity securities are generally loaned for a period of less than one month and can be recalled on a day’s notice. Under the terms of its securities lending agreement, the MT typically requires cash collateral of a value in excess of the fair value of the loaned investments. Cash collateral received is then invested in certain collective investment vehicles maintained by the lending agent. Upon the maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed and the MT returns the cash collateral. The value of the obligation is a fixed amount based on the cash collateral received and is classified as Level 2. The collateral received is invested in collective investment vehicles that are comprised of short-term investment grade bonds and cash equivalents, the valuation of which is described above, and are classified as Level 2.

For commingled funds described above, the Plan owns units in funds that invest in various types of assets. The funds give investors the right, subject to predetermined redemption procedures, to redeem their investment at NAV. The following table is a summary of the fair value, redemption frequency and redemption notice period as of December 31, 2009:

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
	(Dollars in thousands)
Synthetic investment contracts	$789,635	Daily	Immediate
Large cap U.S. stocks	715,997	Daily	Immediate
Non-U.S. stocks:	256,128	See Note (a) below	See Note (a) below
	156,523	Daily	Immediate
Short-term investment fund	22,105	Daily	Immediate

Total	$1,940,388

(a) There were no Plan or participant-directed redemption restrictions at December 31, 2009. However, due to the substantial disruption to the market and economic crisis that occurred in 2008 and to protect the interests of all investors, the investment manager has limited monthly Plan-directed withdrawals of this fund to a maximum of 4% of the fund’s outstanding balance. This restriction was implemented in October of 2008. The Plan is currently transferring 4% of the balance at NAV on a monthly basis from this fund into two other funds that have the same overall investment objective but do not participate in securities lending. The Plan can withdraw completely from this fund at any time at an exit price that may be different from the reported NAV. If the Plan had decided to completely withdraw from this fund at December 31, 2009, it would have recognized a loss of approximately $417,000 representing this difference between the reported NAV and the estimated December 31, 2009 exit price. The Plan currently has no intention to withdraw from the fund other than the 4% monthly rate as described above unless the restriction is removed by the investment manger. As such, the investment in this fund has been valued at NAV and classified as Level 2 within the fair value hierarchy. Given the existing market conditions, the Plan cannot estimate how long this restriction will remain in effect. The investment manager, at its discretion, may relax these restrictions if market conditions warrant.

Note 4: Synthetic Investment Contracts

The Plan’s Interest Income Fund held five wrapper contracts with five banks or insurance companies in 2009 and 2008. A wrapper contract is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value around a portfolio of fixed-income securities held in a trust for plan participants. The objectives of the wrapper contracts are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The investment contracts do not provide a guarantee of principal and as with all investment options there is risk of loss. Investment gains and losses are amortized over the duration of the underlying assets, through adjustments to the crediting rate.

The estimated fair value of the contracts was approximately $790 million and $779 million as of December 31, 2009 and 2008, respectively. This compares to contract values of approximately $764 million and $799 million as of December 31, 2009 and 2008, respectively. The fair values of investment contracts and fully benefit-responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. These investments are classified as Level 2.

At December 31, 2009 and 2008, the average crediting rates on these contracts were 4.20% and 4.30%, respectively. For the years ended December 31, 2009 and 2008, the average annual yield earned on these contracts was 3.14% and 6.75%, respectively.

The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the fair value and the contract value of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, as well as by the differential between the contract value and the market value of the covered investments. Changes to factors that affect the fair value of underlying securities between interest rate reset periods can affect the impact the crediting rate has on the contract to market difference amortization. The crediting rate can be adjusted periodically and is usually adjusted monthly, but in no event is the crediting rate less than zero percent.

The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item in the statement of net assets available for benefits. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. As such, the embedded market value losses will be amortized in the future through a lower interest crediting rate. However, if the adjustment from fair value to contract value is negative for a given contract, this indicates that the wrapper contract value is less than the fair value of the underlying investments. As such, the embedded fair value gains will be amortized in the future through a higher interest crediting rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer and could result immediate recognition of market gains or losses for plan participants if the market value of the underlying investments differs from the contract value. These events include: (1) termination of the Plan; (2) a material adverse change to the provisions of the Plan; (3) the Plan sponsor electing to withdraw from a wrapper contract in order to switch to a different investment provider; or (4) if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes the events described above, which could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

Note 5: Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	December 31,
	2009	2008
	(Dollars and shares in thousands)
Barclays Global Investors Equity Index Fund, 40,867 and 41,736 shares, respectively	$715,997	$576,371
IGT Invesco Short-term Bond Fund, 364,976 and 290,090 shares, respectively	$374,550	$372,399
IGT Invesco Multi-Manager A or Better Intermediate Government/Credit Fund, 277,882 and 234,533 shares, respectively	$293,284	$288,794
MSCI World Excluding U.S. Securities Lending Series Fund, 29,128 and 40,344 shares, respectively	$247,852	$255,420
Investment in the Qwest DB/DC Master Trust	$219,502	$152,111
Qwest common stock, 43,609 and 45,978 shares, respectively	$183,595	$167,361

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2009 as follows:

Year Ended December 31, 2009
(Dollars in thousands)
Treasury inflation-indexed securities	$2,228
Investment grade bonds	15,137
Qwest common stock	26,522
Large cap U.S. stocks	154,301
Non-U.S. stocks	103,797
Short-term investment fund	(8)
Personal Choice Retirement Account®	38,257

Net appreciation in fair value of investments	$340,234

Note 6: Master Trust Investment

The MT is a trust that was established by Qwest Asset Management Company (“QAM”) as named fiduciary for investments in the Plan and the Qwest Pension Plan (the “Pension Plan”). The MT investment is included in the U.S. Small/Mid Cap Stock Fund and International Stock Fund investment options for participants. The trustee is The Bank of New York Mellon of New England, N.A.

The Plan’s interest in the net assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the MT as of December 31, 2009 and 2008 is as follows:

	December 31,
	2009	2008
	(Dollars in thousands)
Investments, at fair value:
Investment grade bonds	$354	$279
Small-mid cap U.S. stocks	161,948	114,170
Small-mid cap U.S. stocks loaned	54,220	37,082
Short-term investment fund	2,711	1,965

Total investments, at fair value	219,233	153,496

Securities lending collateral	55,955	38,644
Securities lending obligation	(56,050)	(39,702)
Interest and dividends receivable	531	440
Net pending security trades payable	—	(702)
Administrative and investment expenses payable	(167)	(65)

Net assets of the MT	$219,502	$152,111

The Plan currently owns 100% of the interest in the net assets of the MT. The Pension Plan does not currently participate in the MT, but may do so in future years if QAM determines that the MT provides an appropriate investment vehicle for Pension Plan assets.

The MT participates in securities lending transactions whereby the Plan’s lending agent lends investments of the MT to other third-party investment companies in exchange for a cash collateral. The securities are generally loaned for a period of less than a month and can be recalled on a day’s notice. Under the terms of its securities lending agreement, the MT typically requires collateral of a value equal to 102%, for U.S. securities, or 105%, for foreign securities, of the then fair value of the loaned investments. Collateral is then invested in certain collective investment vehicles maintained by the lending agent. Upon the maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed and the MT returns the collateral. The risks to the MT of securities lending transactions are that (1) the borrower may not provide additional collateral when required, (2) the borrower may not return the investments when due or (3) the earnings on the collateral investments may be negative requiring the MT to assume additional collateral obligations. Investments loaned under securities lending transactions totaled approximately $54 million and $37 million as of December 31, 2009 and 2008, respectively. The MT recognizes the securities loaned as an asset and records a corresponding asset and liability for the collateral held and for its obligation to return the collateral to the borrower. Financial instruments held as collateral totaled approximately $56 million and $39 million as of December 31, 2009 and 2008, respectively. Income from securities lending transactions totaled approximately $267,000 for the year ended December 31, 2009.

The fair value of the Plan’s interest in the MT is based on the value of the Plan’s interest in the MT at the beginning of the year, plus actual contributions and allocated investment income, and less actual distributions and allocated administrative expenses. The MT’s net investment results and administrative expenses are allocated to the participating plans in proportion to each plan’s relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year ended December 31, 2009 are as follows:

Year Ended December 31, 2009
(Dollars in thousands)
Net investment income:
Net appreciation (depreciation) in fair value of investments:
Small-mid cap U.S. stocks	$51,956
Small-mid cap U.S. stocks loaned	963
Short-term investment fund	(20)

Total net appreciation	52,899
Interest, dividends and other income	3,270

Net investment income	56,169
Administrative and investment expenses	(344)

Net income	$55,825

Note 7: Forfeitures

When certain participants terminate employment with the Company, they forfeit any non-vested portion of their Plan account that represents past Company matching contributions. Forfeited participant balances are used to reduce future Company contributions or to pay administrative expenses of the Plan. For the year ended December 31, 2009, forfeitures of approximately $71,000 were used to reduce employer contributions.

Company contributions for the year ended December 31, 2009 are shown net of forfeitures applied. Unapplied forfeitures were approximately $35,000 as of December 31, 2009.

Note 8: Plan Termination

The Company has no current intention to terminate the Plan; however, in the event that the Plan is terminated, subject to compliance with certain conditions set forth by ERISA, the Plan provides that participant accounts that are less than 100% vested will become 100% vested and that the net assets will be distributed to account owners in an amount equal to their respective interests in those assets.

Note 9: Reconciliation of Financial Statements to Form 5500

Each year, pursuant to ERISA Sections 104 and 4065 and Code Section 6058, the Plan files its Form 5500, which is used to report information concerning employee benefit plans and generally satisfies annual reporting requirements for the IRS and the Department of Labor. For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid. Fully benefit-responsive investment contracts are reported at fair value on Form 5500 and at contract value on the financial statements.

The following is a reconciliation of net assets available for benefits reported on the financial statements to net assets reported on Form 5500 as of December 31, 2009 and 2008:

	December 31,
	2009	2008
	(Dollars in thousands)
Net assets available for benefits reported on the financial statements	$2,970,742	$2,561,334
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,416	(19,467)
Less amounts allocated to withdrawing participants	(645)	(1,182)

Net assets reported on Form 5500 (unaudited)	$2,995,513	$2,540,685

The following is a reconciliation of net appreciation in fair value of investments reported on the financial statements to investment gain reported on Form 5500 for the year ended December 31, 2009:

Year Ended December 31, 2009
(Dollars in thousands)
Net investment income reported on the financial statements	$460,591
Add investment expenses	1,712
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,883

Investment gain reported on Form 5500 (unaudited)	$507,186

The following is a reconciliation of benefits paid to participants reported on the financial statements to benefit payments reported on Form 5500 for the year ended December 31, 2009:

Year Ended December 31, 2009
(Dollars in thousands)
Benefits paid to participants reported on the financial statements	$261,347
Add amounts allocated to withdrawing participants at end of period	645
Less amounts allocated to withdrawing participants at beginning of period	(1,182)

Benefit payments reported on Form 5500 (unaudited)	$260,810

Note 10: Plan Expenses

Plan expenses are generally paid by the Plan with the exception of certain expenses incurred by Qwest related to Plan design and corporate functions, which are paid for by Qwest.

Note 11: Related-Party Transactions

The Plan invests in certain commingled funds and short-term investment funds managed by the Plan’s various investment managers; therefore, these transactions qualify as party-in-interest transactions. The Plan reimbursed Qwest approximately $725,000 for certain qualifying administrative expenses in 2009. In addition, the Plan has significant investments in Qwest common stock, which qualify as party-in-interest transactions. These transactions are covered by exemptions and are allowed under federal laws and regulations.

Note 12: Concentrations, Risks and Uncertainties

As described in Note 1 - Plan Description, the Plan provides participants with various investment options. Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investments, changes in market value may occur in the near term and these changes could materially affect the amounts reported in the statements of net assets available for benefits. As described in Note 3 - Fair Value of Financial Instruments, in addition to direct investments in stocks and fixed-income securities, the Plan invests in commingled funds and mutual funds. Several of these funds may engage in securities lending and use derivatives in the management of their portfolios.

With the exception of Qwest common stock in the Qwest Shares Fund, the Plan does not have a significant concentration of risk in the core investment options which are broadly diversified across sectors and individual companies. The increase in the value of the Qwest common stock held by the Plan was $27 million for the year ended December 31, 2009.

Qwest is involved in various legal matters that are more fully described in its public filings. Qwest can give no assurance as to the impact on Qwest’s financial results or financial condition that may ultimately result from these matters. The ultimate outcomes of these matters are still uncertain, and substantial settlements or judgments in these matters could have a significant impact on Qwest. The magnitude of such settlements or judgments resulting from these matters could materially and adversely affect Qwest’s and the Plan’s financial condition. While Qwest continues to defend vigorously against these legal matters, these matters present significant risk to Qwest and therefore to the value of the Plan’s assets invested in Qwest common stock.

The Plan was a class member in a class action lawsuit against Qwest and others (In re Qwest Communications International Inc. Securities Litigation). An independent fiduciary was retained to act on behalf of the Plan with respect to the Plan’s participation in the settlement arising from this action. The Plan received a final settlement of approximately $28 million in 2010. The Plan also received residual distributions in aggregate of $588,000 during 2009 from prior settlements, which amount is shown within settlements and other on the statement of changes in net assets available for benefits.

Note 13: Subsequent Event

Qwest Merger Agreement

On April 21, 2010, Qwest entered into a merger agreement whereby CenturyLink, Inc. (“CenturyLink”) will acquire Qwest in a tax-free, stock-for-stock transaction. Under the terms of the agreement, Qwest shareholders will receive 0.1664 shares of CenturyLink stock for each share of Qwest common stock they own at closing. At closing, CenturyLink shareholders are expected to own approximately 50.5% and Qwest shareholders are expected to own approximately 49.5% of the combined company. Completion of this transaction is subject to approval by the shareholders of both companies, various federal and state regulatory approvals as well as other customary closing conditions. The companies anticipate closing this transaction in the first half of 2011. It has not yet been determined what impact this transaction will have, if any, on the Plan.

Qwest Savings & Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2009

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Capital Auto Receivables Tr 2007 2	Asset Backed Security	5.39% 18 Feb 2014	445,000	$465,086
Ford Credit Auto Owner Tr	Asset Backed Security	5.16% 15 Apr 2013	960,000	1,012,576
Capital Auto Receivables Asst	Asset Backed Security	5.3% 15 May 2014	430,000	453,155
Harley Davidson Motorcycle	Asset Backed Security	5.52% 15 Nov 2013	345,000	362,256
Nissan Auto Receivables Owner	Asset Backed Security	5.05% 17 Nov 2014	340,000	358,531
Honda Auto Receivables 2008 1	Asset Backed Security	4.88% 18 Sep 2014	325,000	342,240
Volkswagen Auto Loan Enhanced Tr	Asset Backed Security	4.5% 20 Jul 2012	295,000	302,328
Capital One Multi Asset	Asset Backed Security	5.05% 15 Feb 2016	735,000	782,299
Chait 2009 A3 A3	Asset Backed Security	2.4% 17 Jun 2013	565,000	571,646
Chase Issuance Tr	Asset Backed Security	5.4% 15 Jul 2015	515,000	558,756
Citibank Credit Card Issuance Tr	Asset Backed Security	5.35% 07 Feb 2020	215,000	227,813
JP Morgan Chase Commercial Mortgage Secs	Collateralized Mortgage Obligation	5.134% 15 May 2047	775,000	741,086
DLJ Commercial Mortgage Corp	Collateralized Mortgage Obligation	7.18% 10 Nov 2033	627,806	639,508
GS Mortgage Securities Corp II	Collateralized Mortgage Obligation	6.878% 03 May 2018	570,000	606,779
GS Mortgage Securities Tr 2007 Gg10	Collateralized Mortgage Obligation	5.805084% 10 Aug 2045	655,000	562,412
Morgan Stanley Cap I Tr	Collateralized Mortgage Obligation	5.810438% 12 Aug 2041	635,000	543,851
Bear Stearns Commercial Mortgage Securities	Collateralized Mortgage Obligation	5.742% 11 Sep 2042	575,000	520,348
Wachovia Bank Commercial Mortgage Tr Mtg	Collateralized Mortgage Obligation	5.272% 15 Nov 2048	510,000	519,809
GMAC Coml Mtg Sec Inc	Collateralized Mortgage Obligation	5.785% 15 Nov 2039	427,061	434,482
Four Times Square Tr	Collateralized Mortgage Obligation	7.795% 15 Apr 2015	410,000	418,075
Credit Suisse First Boston Mortgage	Collateralized Mortgage Obligation	4.681% 15 Apr 2037	365,000	368,210
JP Morgan Chase Commercial Mortgage Secs	Collateralized Mortgage Obligation	5.44% 12 Jun 2047	405,000	352,822
LB UBS Coml Mtg Tr	Collateralized Mortgage Obligation	5.858% 20 Jul 2040	400,000	337,757
JP Morgan Chase Commercial Mortgage Sec	Collateralized Mortgage Obligation	4.625% 15 Mar 2046	322,422	322,135
Bear Stearns Commercial Mortgage	Collateralized Mortgage Obligation	5.471% 12 Jan 2045	335,000	317,051
Comm 2001 J2	Collateralized Mortgage Obligation	5.447% 16 Jul 2034	286,894	295,040
Credit Suisse Commercial Mortgage Tr	Collateralized Mortgage Obligation	5.343% 15 Dec 2039	375,000	283,562
Credit Suisse First Boston Mortgage	Collateralized Mortgage Obligation	4.666% 15 Mar 2036	225,000	230,210
Commercial Mtg Asset Tr	Collateralized Mortgage Obligation	7.737% 17 Nov 2032	210,000	226,066

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Morgan Stanley Dean Witter Cap	Collateralized Mortgage Obligation	4.18% 12 Mar 2035	165,865	168,082
LB UBS Coml Mtg Tr	Collateralized Mortgage Obligation	5.588% 15 Sep 2045	150,000	151,925
JP Morgan Chase Mtg Secstr	Collateralized Mortgage Obligation	5.794% 12 Feb 2051	120,000	104,680
Comm Mtg Tr	Collateralized Mortgage Obligation	5.792539% 10 Jun 2046	95,000	75,867
Credit Suisse First Boston Mortgage	Collateralized Mortgage Obligation	3.861% 15 Mar 2036	4,467	4,467
Barclays Global Investor Equity Index Fund	Commingled Fund		40,867,427	715,997,325
Capital Guardian International	Commingled Fund		1,948,520	27,220,827
MSCI World Excluding U.S. Securities Lending Fund	Commingled Fund		29,128,268	247,852,436
BGI Active International Equity Fund	Commingled Fund		2,821,421	49,487,727
*Qwest Communications International Inc	Common Stock		43,609,248	183,594,934
Financing Corp Cpn Fico Strp	Component 0%	0% 06 Apr 2017	1,458,000	1,067,246
Financing Corp Princ Fico Strp	Component 0%	0% 27 Dec 2018	275,000	181,272
Citigroup Funding Inc	Corporate Bonds	1.875% 15 Nov 2012	2,580,000	2,573,349
Kreditanstalt Fur Wiederaufbau	Corporate Bonds	3.5% 10 Mar 2014	1,555,000	1,598,025
Citigroup Funding Inc	Corporate Bonds	2% 30 Mar 2012	1,400,000	1,411,381
United States Central Federal Cred	Corporate Bonds	1.9% 19 Oct 2012	1,385,000	1,383,917
Financing Corp Cpn Fico Strips	Corporate Bonds	0% 03 Aug 2015	1,365,000	1,103,132
Anheuser Busch Inbev Sa	Corporate Bonds	5.375% 15 Nov 2014	960,000	1,016,406
General Electric Cap Corp	Corporate Bonds	5.875% 14 Jan 2038	1,035,000	958,289
Time Warner Cable Inc	Corporate Bonds	7.3% 01 Jul 2038	725,000	803,748
Dominion Res Inc	Corporate Bonds	7% 15 Jun 2038	660,000	760,382
Dow Chem Co	Corporate Bonds	8.55% 15 May 2019	610,000	727,818
Duke Energy Corp New	Corporate Bonds	5.65% 15 Jun 2013	675,000	724,079
Bank Of America Corp	Corporate Bonds	6.5% 01 Aug 2016	660,000	709,713
Citigroup Inc	Corporate Bonds	6% 15 Aug 2017	690,000	689,736
Capital One Bank Usa Na	Corporate Bonds	8.8% 15 Jul 2019	570,000	673,550
Comcast Corp	Corporate Bonds	6.5% 15 Jan 2015	595,000	666,611
General Electric Cap Corp	Corporate Bonds	6% 07 Aug 2019	635,000	659,143
GMAC LLC	Corporate Bonds	1.75% 30 Oct 2012	655,000	650,736
Goldman Sachs Group Inc	Corporate Bonds	6.25% 01 Sep 2017	600,000	643,448
Oncor Electric Delivery Co	Corporate Bonds	6.375% 01 May 2012	570,000	615,626
Time Warner Cable Inc	Corporate Bonds	5% 01 Feb 2020	625,000	606,082
JP Morgan Chase & Co Formerly	Corporate Bonds	6% 15 Jan 2018	560,000	601,997
CDP Financial	Corporate Bonds	3% 25 Nov 2014	600,000	585,486
News America Inc	Corporate Bonds	6.65% 15 Nov 2037	550,000	580,969
New York Life Global Fdg	Corporate Bonds	5.25% 16 Oct 2012	540,000	579,118
Alabama Power Co	Corporate Bonds	6.125% 15 May 2038	525,000	560,699
Morgan Stanley	Corporate Bonds	5.375% 15 Oct 2015	535,000	552,792
Kraft Foods Inc	Corporate Bonds	6% 11 Feb 2013	510,000	546,928
Regions Bank Fdic Gtd Tlgp	Corporate Bonds	3.25% 09 Dec 2011	520,000	539,598
Deutsche Bank Ag	Corporate Bonds	5.375% 12 Oct 2012	485,000	523,584
Boeing Co	Corporate Bonds	3.75% 20 Nov 2016	540,000	522,024
Wyeth	Corporate Bonds	5.5% 15 Feb 2016	485,000	521,311

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
UnitedHealth Group Inc	Corporate Bonds	6.625% 15 Nov 2037	520,000	520,930
Goldman Sachs Group Inc Fdic	Corporate Bonds	1.625% 15 Jul 2011	515,000	519,606
Encana Corp	Corporate Bonds	6.5% 01 Feb 2038	470,000	511,778
Cisco Systems Inc	Corporate Bonds	5.5% 15 Jan 2040	535,000	511,572
General Mls Inc	Corporate Bonds	5.65% 10 Sep 2012	470,000	511,302
Agribank Fcb	Corporate Bonds	9.125% 15 Jul 2019	465,000	511,013
Citigroup Inc	Corporate Bonds	5.3% 07 Jan 2016	525,000	510,854
Sovereign Bank FDIC Gtd Tlgp	Corporate Bonds	2.75% 17 Jan 2012	495,000	508,095
Export Import Bank Korea	Corporate Bonds	5.875% 14 Jan 2015	465,000	499,993
National Rural Utilities Coop Fin	Corporate Bonds	10.375% 01 Nov 2018	375,000	496,904
AT&T Inc	Corporate Bonds	6.8% 15 May 2036	460,000	489,896
Credit Suisse First Boston	Corporate Bonds	5% 15 May 2013	455,000	485,228
American Express Centurion Bank	Corporate Bonds	5.55% 17 Oct 2012	450,000	481,243
Mass Mutual Life Insurance Co	Corporate Bonds	8.875% 01 Jun 2039	390,000	478,315
Eksportfinans A S A	Corporate Bonds	5.5% 26 Jun 2017	435,000	460,669
Bank Of America Corp Medium Term	Corporate Bonds	2.1% 30 Apr 2012	455,000	459,200
Du Pont E I De Nemours & Co	Corporate Bonds	5.875% 15 Jan 2014	415,000	458,425
United Technologies Corp	Corporate Bonds	5.375% 15 Dec 2017	430,000	458,229
Blackrock Inc	Corporate Bonds	3.5% 10 Dec 2014	460,000	454,223
Merrill Lynch & Co Inc	Corporate Bonds	5.7% 02 May 2017	460,000	450,879
Nordea Bank AB	Corporate Bonds	3.7% 13 Nov 2014	450,000	449,132
Time Warner Cable Inc	Corporate Bonds	5.85% 01 May 2017	420,000	441,283
General Electric Cap Corp	Corporate Bonds	6.15% 07 Aug 2037	465,000	439,111
Petrobras International Finance Co	Corporate Bonds	6.875% 20 Jan 2040	425,000	436,730
Enel Finance International SA	Corporate Bonds	3.875% 07 Oct 2014	430,000	435,236
Citigroup Inc	Corporate Bonds	5.875% 22 Feb 2033	515,000	434,426
Express Scripts Inc	Corporate Bonds	6.25% 15 Jun 2014	395,000	430,996
JP Morgan Chase & Co	Corporate Bonds	6.3% 23 Apr 2019	390,000	429,030
Abbott Laboratories	Corporate Bonds	5.6% 30 Nov 2017	395,000	428,972
Cellco Part/Veri Wirelss	Corporate Bonds	5.55% 01 Feb 2014	380,000	412,406
Dr Pepper Snapple Group Inc	Corporate Bonds	6.82% 01 May 2018	365,000	409,464
Financing Corp	Corporate Bonds	9.8% 06 Apr 2018	295,000	402,378
Lincoln National Corp In	Corporate Bonds	6.25% 15 Feb 2020	405,000	399,119
Bank Of America Corp	Corporate Bonds	5.42% 15 Mar 2017	400,000	394,841
Comcast Corp New	Corporate Bonds	5.9% 15 Mar 2016	365,000	393,075
Time Warner Cos Inc	Corporate Bonds	6.95% 15 Jan 2028	360,000	387,380
Lockheed Martin Corp	Corporate Bonds	5.5% 18 Nov 2039	395,000	387,031
Reynolds American Inc	Corporate Bonds	7.625% 01 Jun 2016	355,000	387,013
Glaxosmithline Cap Inc	Corporate Bonds	4.85% 15 May 2013	360,000	386,442
Morgan Stanley Group Inc	Corporate Bonds	5.25% 02 Nov 2012	360,000	383,022
Electronic Data Systems Corp New	Corporate Bonds	6% 01 Aug 2013	345,000	381,370
Union Pacific Corp	Corporate Bonds	5.45% 31 Jan 2013	350,000	376,628
Morgan Stanley	Corporate Bonds	2.25% 13 Mar 2012	370,000	375,837
Xerox Corp	Corporate Bonds	6.75% 15 Dec 2039	370,000	372,787
Home Depot Inc	Corporate Bonds	5.4% 01 Mar 2016	355,000	371,635
Eaton Corp	Corporate Bonds	4.9% 15 May 2013	350,000	370,359
JP Morgan Chase Bank	Corporate Bonds	6% 01 Oct 2017	345,000	369,383
Wells Fargo & Co New	Corporate Bonds	4.95% 16 Oct 2013	350,000	366,328

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Aetna Inc New	Corporate Bonds	6.75% 15 Dec 2037	350,000	364,955
Travelers Cos Inc	Corporate Bonds	6.25% 15 Jun 2037	345,000	364,700
Wyeth	Corporate Bonds	5.45% 01 Apr 2017	340,000	362,385
Telefonos DE Mexico SAB	Corporate Bonds	5.5% 15 Nov 2019	370,000	360,291
Panhandle Eastn Pipe Line Co	Corporate Bonds	6.2% 01 Nov 2017	340,000	359,507
Rowan Companies Inc	Corporate Bonds	7.875% 01 Aug 2019	320,000	356,029
Commonwealth Bank Aust	Corporate Bonds	3.75% 15 Oct 2014	350,000	350,851
Citigroup Inc	Corporate Bonds	5.3% 17 Oct 2012	335,000	348,984
Niagara Mohawk Power	Corporate Bonds	4.881% 15 Aug 2019	350,000	348,500
Aig Sunamerica Global Fing X	Corporate Bonds	6.9% 15 Mar 2032	425,000	346,737
Cingular Wireless LLC	Corporate Bonds	7.125% 15 Dec 2031	310,000	346,481
AT&T Wireless	Corporate Bonds	8.125% 01 May 2012	300,000	338,980
Wachovia Corporation	Corporate Bonds	7.574% 01 Aug 2026	310,000	336,274
PacifiCorp	Corporate Bonds	6.35% 15 Jul 2038	300,000	327,724
Countrywide Financial Corp	Corporate Bonds	5.8% 07 Jun 2012	305,000	323,761
United Parcel Service	Corporate Bonds	3.875% 01 Apr 2014	310,000	322,082
Teachers Insurance & Annuity	Corporate Bonds	6.85% 16 Dec 2039	305,000	315,290
Niagara Mohawk Power Corp	Corporate Bonds	3.553% 01 Oct 2014	315,000	314,036
Conoco FDG Co	Corporate Bonds	7.25% 15 Oct 2031	270,000	312,864
Cisco Systems Inc	Corporate Bonds	5.5% 15 Jan 2040	325,000	310,768
Statoilhydro ASA	Corporate Bonds	2.9% 15 Oct 2014	310,000	308,718
Canadian Natural Resources LTD	Corporate Bonds	5.7% 15 May 2017	285,000	304,493
Suncor Energy Inc	Corporate Bonds	6.85% 01 Jun 2039	275,000	302,971
AT&T Wireless Services Inc	Corporate Bonds	7.875% 01 Mar 2011	275,000	295,459
Diageo Cap PLC	Corporate Bonds	5.2% 30 Jan 2013	275,000	294,402
Altria Group Inc	Corporate Bonds	10.2% 06 Feb 2039	220,000	293,488
National City Bank Cleveland Oh	Corporate Bonds	5.8% 07 Jun 2017	290,000	289,967
Bear Stearns Cos Inc	Corporate Bonds	6.4% 02 Oct 2017	265,000	288,871
Rio Tinto Finance Plc	Corporate Bonds	8.95% 01 May 2014	240,000	287,592
Burlington Resources Fin Co	Corporate Bonds	6.5% 01 Dec 2011	260,000	284,559
Bank Of America Corp	Corporate Bonds	7.375% 15 May 2014	250,000	283,679
Morgan Stanley	Corporate Bonds	5.95% 28 Dec 2017	275,000	283,646
HRPT Pptys Tr	Corporate Bonds	5.75% 01 Nov 2015	300,000	282,058
MetLife Inc	Corporate Bonds	6.75% 01 Jun 2016	250,000	279,960
Genetech Inc	Corporate Bonds	4.75% 15 Jul 2015	260,000	278,271
Cenovus Energy Inc	Corporate Bonds	6.75% 15 Nov 2039	255,000	277,964
Diageo Cap PLC	Corporate Bonds	5.5% 30 Sep 2016	260,000	277,789
Goldman Sachs Group Inc	Corporate Bonds	6.125% 15 Feb 2033	275,000	276,164
Barrick Na Finance Llc	Corporate Bonds	6.8% 15 Sep 2018	245,000	273,335
United Parcel Service Inc	Corporate Bonds	6.2% 15 Jan 2038	245,000	271,618
Bae Systems Holdings Inc	Corporate Bonds	4.95% 01 Jun 2014	260,000	270,723
*Bank New York Inc Medium	Corporate Bonds	4.95% 01 Nov 2012	250,000	269,245
Suncor Energy Inc	Corporate Bonds	6.1% 01 Jun 2018	250,000	268,258
Du Pont E I De Nemours & Co	Corporate Bonds	3.25% 15 Jan 2015	270,000	267,470
MetLife Global Funding I	Corporate Bonds	5.125% 10 Jun 2014	250,000	264,574
CVS Caremark Corp	Corporate Bonds	5.75% 01 Jun 2017	250,000	263,854
American Express Credit Corp	Corporate Bonds	7.3% 20 Aug 2013	230,000	258,493
Wells Fargo Bank National Association	Corporate Bonds	4.75% 09 Feb 2015	250,000	254,923

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Energy Arkansas Inc	Corporate Bonds	5.4% 01 Aug 2013	235,000	253,186
Citigroup Inc	Corporate Bonds	5.3% 07 Jan 2016	260,000	252,994
Quest Diagnostics Inc	Corporate Bonds	6.4% 01 Jul 2017	230,000	252,389
Amgen Inc	Corporate Bonds	5.85% 01 Jun 2017	230,000	251,333
Allstate Life Global Funding Secd	Corporate Bonds	5.375% 30 Apr 2013	235,000	250,856
Bank One Corp	Corporate Bonds	5.25% 30 Jan 2013	235,000	249,208
Potah Corp Saskatchewan	Corporate Bonds	5.25% 15 May 2014	230,000	247,159
Wyeth	Corporate Bonds	6.95% 15 Mar 2011	230,000	245,700
Kellogg Co	Corporate Bonds	5.125% 03 Dec 2012	225,000	244,184
Dr Pepper Snapple Group	Corporate Bonds	2.35% 21 Dec 2012	235,000	235,250
Kansas Gas & Electric Co	Corporate Bonds	6.7% 15 Jun 2019	210,000	233,375
John Deer Capital Corp Fdic Gt	Corporate Bonds	2.875% 19 Jun 2012	225,000	231,857
Merrill Lynch & Co Inc	Corporate Bonds	6.875% 25 Apr 2018	215,000	231,649
Citigroup Inc	Corporate Bonds	8.125% 15 Jul 2039	205,000	231,373
New York Life Insurance Co	Corporate Bonds	5.875% 15 May 2033	250,000	230,490
Wal Mart Stores Inc	Corporate Bonds	4.55% 01 May 2013	215,000	229,073
Telefonica Emisiones S A U	Corporate Bonds	7.045% 20 Jun 2036	200,000	228,380
*Bank New York Inc Med Term Sr	Corporate Bonds	4.5% 01 Apr 2013	215,000	227,045
Kraft Foods Inc	Corporate Bonds	6.875% 01 Feb 2038	215,000	225,616
New England Telephone & Telegraph Co	Corporate Bonds	7.875% 15 Nov 2029	205,000	224,271
PacifiCorp	Corporate Bonds	6% 15 Jan 2039	210,000	220,701
FMR Corp	Corporate Bonds	7.49% 15 Jun 2019	200,000	218,738
Progress Energy	Corporate Bonds	6.85% 15 Apr 2012	200,000	217,098
Merrill Lynch & Co Inc	Corporate Bonds	5.45% 05 Feb 2013	205,000	215,716
Goldman Sachs Group Inc	Corporate Bonds	5.125% 15 Jan 2015	205,000	215,404
Exelon Generation Co Llc	Corporate Bonds	5.2% 01 Oct 2019	215,000	215,096
Nevada Power Co	Corporate Bonds	6.5% 01 Aug 2018	200,000	214,402
Anheuser Busch Inbev Wor	Corporate Bonds	5.375% 15 Jan 2020	210,000	214,254
Disney Walt Co	Corporate Bonds	4.5% 15 Dec 2013	200,000	212,449
Verizon Communications	Corporate Bonds	7.35% 01 Apr 2039	180,000	208,820
Bank Of America Corp	Corporate Bonds	5.75% 01 Dec 2017	200,000	204,804
Ameren Corporation	Corporate Bonds	8.875% 15 May 2014	180,000	202,180
Cargill Inc	Corporate Bonds	5.2% 22 Jan 2013	190,000	201,465
BellSouth Telecommunications	Corporate Bonds	0% 15 Dec 2095	340,000	200,748
Goldman Sachs Group Inc	Corporate Bonds	6.75% 01 Oct 2037	195,000	200,438
Bank Of America Corp	Corporate Bonds	7.125% 15 Oct 2011	185,000	198,739
Kinder Morgan Energy Partners	Corporate Bonds	7.75% 15 Mar 2032	175,000	197,363
Diageo Finance Bv	Corporate Bonds	5.5% 01 Apr 2013	180,000	193,886
Oracle Corp	Corporate Bonds	4.95% 15 Apr 2013	180,000	193,151
Hienz	Corporate Bonds	7.125% 01 Aug 2039	170,000	192,191
Financing Corp Princ Fico Strp	Corporate Bonds	0% 07 Mar 2019	295,000	191,836
Goldman Sachs Group Inc	Corporate Bonds	5.15% 15 Jan 2014	180,000	190,415
Markel Corp	Corporate Bonds	7.35% 15 Aug 2034	200,000	187,281
Pacific Gas & Electric Co	Corporate Bonds	5.625% 30 Nov 2017	175,000	186,844
Martin Marietta Matls Inc	Corporate Bonds	6.6% 15 Apr 2018	180,000	185,288
Massmutual Global Funding	Corporate Bonds	3.625% 16 Jul 2012	180,000	184,717
HRPT Pptys Tr	Corporate Bonds	6.25% 15 Aug 2016	195,000	184,541
Allstate Corp	Corporate Bonds	6.2% 16 May 2014	165,000	182,476

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
American Honda Finance Corp	Corporate Bonds	4.625% 02 Apr 2013	175,000	179,804
Anadarko Pete Corp	Corporate Bonds	5.95% 15 Sep 2016	165,000	178,480
Noranda Inc	Corporate Bonds	7.25% 15 Jul 2012	165,000	178,023
Thermo Fisher Scientific	Corporate Bonds	3.25% 18 Nov 2014	180,000	176,472
Roche Hldgs Inc	Corporate Bonds	6% 01 Mar 2019	160,000	175,816
Deutsche Telekom International Finance Bv	Corporate Bonds	6.75% 20 Aug 2018	155,000	173,535
Dow Chem Co	Corporate Bonds	8.55% 15 May 2019	140,000	167,040
Centerpoint Energy Houston	Corporate Bonds	7% 01 Mar 2014	145,000	165,091
Duke Energy Co	Corporate Bonds	5.3% 01 Oct 2015	150,000	163,564
Cisco Sys Inc	Corporate Bonds	5.9% 15 Feb 2039	155,000	156,718
Union Electric Co	Corporate Bonds	6% 01 Apr 2018	150,000	156,483
Jersey Central Powwr & Lt Co	Corporate Bonds	7.35% 01 Feb 2019	135,000	153,229
Cargill Inc	Corporate Bonds	6.375% 01 Jun 2012	140,000	152,512
Hess Corp	Corporate Bonds	7.875% 01 Oct 2029	125,000	149,919
Amerisourcebergen Corp	Corporate Bonds	4.875% 15 Nov 2019	150,000	148,088
Goldman Sachs Group Inc Mtn	Corporate Bonds	6% 01 May 2014	135,000	147,659
Bhp Billiton Finance USA LTD	Corporate Bonds	5.4% 29 Mar 2017	135,000	144,636
Diamond Offshore Drill	Corporate Bonds	5.875% 01 May 2019	135,000	143,807
Pepsiamericas Inc	Corporate Bonds	4.875% 15 Jan 2015	135,000	143,346
Cellco Part/Veri Wirelss	Corporate Bonds	8.5% 15 Nov 2018	115,000	142,644
Potomac Electric Powwr Co	Corporate Bonds	7.9% 15 Dec 2038	110,000	140,518
Newmont Mining Corp	Corporate Bonds	6.25% 01 Oct 2039	140,000	140,167
Amgen Inc	Corporate Bonds	6.4% 01 Feb 2039	125,000	137,158
Verizon New Eng Inc	Corporate Bonds	6.5% 15 Sep 2011	125,000	133,232
Midamerican Energy Hldgs Co	Corporate Bonds	6.5% 15 Sep 2037	120,000	129,046
ConocoPhillips	Corporate Bonds	5.9% 15 May 2038	125,000	128,128
Telefonica Emisiones S A U	Corporate Bonds	5.984% 20 Jun 2011	120,000	126,918
Devon Financing Corp U L C	Corporate Bonds	6.875% 30 Sep 2011	115,000	124,926
News America Inc	Corporate Bonds	7.85% 01 Mar 2039	105,000	122,821
AT&T Inc	Corporate Bonds	6.3% 15 Jan 2038	120,000	121,888
Prudential Financial Inc	Corporate Bonds	6.1% 15 Jun 2017	115,000	119,038
Safeway Inc	Corporate Bonds	4.95% 16 Aug 2010	110,000	112,897
President Fellows Harvard Coll	Corporate Bonds	6% 15 Jan 2019	100,000	110,089
France Telecom	Corporate Bonds	4.375% 08 Jul 2014	105,000	109,721
Diageo Cap Plc	Corporate Bonds	5.125% 30 Jan 2013	100,000	106,302
Citigroup Inc	Corporate Bonds	6.125% 25 Aug 2036	120,000	102,911
Cleveland Electric Illum Co	Corporate Bonds	5.65% 15 Dec 2013	95,000	100,509
Burlington Northern Santa Fe	Corporate Bonds	7.29% 01 Jun 2036	85,000	97,077
Philip Morris International Inc	Corporate Bonds	6.875% 17 Mar 2014	85,000	96,315
Consolidated Natural Gas Co	Corporate Bonds	5% 01 Dec 2014	90,000	95,851
Suncor Energy Inc	Corporate Bonds	6.5% 15 Jun 2038	90,000	94,565
General Electric Global Insurance	Corporate Bonds	7.75% 15 Jun 2030	90,000	93,639
National City Corp	Corporate Bonds	6.875% 15 May 2019	85,000	89,973
Jefferies Group Inc New	Corporate Bonds	6.25% 15 Jan 2036	110,000	87,658
XTO Energy Inc	Corporate Bonds	6.25% 15 Apr 2013	75,000	82,602
Delhaize Group Sa	Corporate Bonds	5.875% 01 Feb 2014	75,000	80,551
Comcast Corp New	Corporate Bonds	4.95% 15 Jun 2016	75,000	77,023
Novartis Securities Investment Ltd	Corporate Bonds	5.125% 10 Feb 2019	70,000	73,537

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Embarq Corp	Corporate Bonds	7.082% 01 Jun 2016	55,000	60,752
Mcdonalds Corp	Corporate Bonds	6.3% 01 Mar 2038	55,000	60,668
Entergy Tex Inc	Corporate Bonds	7.125% 01 Feb 2019	45,000	49,879
ERP Operating Limited Partnership	Corporate Bonds	7.57% 15 Aug 2026	30,000	31,237
United Technologies Corp	Corporate Bonds	6.125% 15 Jul 2038	25,000	27,084
SLM Corp	Corporate Bonds	5.375% 15 May 2014	25,000	23,059
Conagra Inc	Corporate Bonds	7.125% 01 Oct 2026	20,000	21,711
Fed Hm Ln Pc Pool A47346	Federal Agency Obligation	5% 01 Oct 2035	1,484,387	1,525,053
Fed Hm Ln Pc Pool G03911	Federal Agency Obligation	6% 01 Feb 2038	1,272,079	1,351,186
Fed Hm Ln Pc Pool G01813	Federal Agency Obligation	5% 01 Apr 2035	1,240,306	1,275,835
Fed Hm Ln Pc Pool 1J0244	Federal Agency Obligation	5.556% 01 Jan 2037	1,186,938	1,241,668
Fed Hm Ln Pc Pool G01705	Federal Agency Obligation	5.5% 01 Jun 2034	1,160,774	1,236,253
Fed Hm Ln Pc Pool G01704	Federal Agency Obligation	5.5% 01 Jul 2033	1,163,066	1,224,611
Fed Hm Ln Pc Pool G03951	Federal Agency Obligation	6% 01 Jan 2038	1,082,723	1,150,055
Fed Hm Ln Pc Pool A46092	Federal Agency Obligation	5% 01 Jul 2035	1,016,635	1,044,486
Fed Hm Ln Pc Pool G12024	Federal Agency Obligation	4.5% 01 Aug 2018	999,427	1,040,767
Fed Hm Ln Pc Pool A87441	Federal Agency Obligation	4% 01 Jul 2039	1,053,069	1,016,486
Fed Hm Ln Pc Pool G04447	Federal Agency Obligation	6% 01 Jun 2038	947,107	1,005,212
Fed Hm Ln Pc Pool G02740	Federal Agency Obligation	5.5% 01 Mar 2036	896,534	942,575
Fed Hm Ln Pc Pool G02033	Federal Agency Obligation	7% 01 Nov 2032	829,043	912,692
Fed Hm Ln Pc Pool G01737	Federal Agency Obligation	5% 01 Dec 2034	867,008	891,844
Fed Hm Ln Pc Pool G08368	Federal Agency Obligation	4.5% 01 Oct 2039	796,629	795,468
Fed Hm Ln Pc Pool A86809	Federal Agency Obligation	4.5% 01 Jun 2039	687,415	686,413
Fed Hm Ln Pc Pool A87699	Federal Agency Obligation	5% 01 Jul 2039	604,881	620,885
Federal Home Loan Mortgage	Federal Agency Obligation	5% 15 Mar 2029	590,000	618,956
Fed Hm Ln Pc Pool A61373	Federal Agency Obligation	5% 01 Apr 2036	580,368	596,993
Fed Hm Ln Pc Pool G12080	Federal Agency Obligation	4.5% 01 Dec 2034	540,503	562,860
Fed Hm Ln Pc Pool G02308	Federal Agency Obligation	5.5% 01 Sep 2036	510,066	535,303
Federal Home Loan Mortgage Corp	Federal Agency Obligation	5.5% 15 Jun 2022	478,152	490,946
Fed Hm Ln Pc Pool C03027	Federal Agency Obligation	6% 01 Sep 2037	450,971	479,015
Fed Hm Ln Pc Pool G12896	Federal Agency Obligation	5% 01 Nov 2022	448,942	470,041
Fed Hm Ln Pc Pool A88355	Federal Agency Obligation	4.5% 01 Sep 2039	464,505	463,828
Fed Hm Ln Pc Pool G01895	Federal Agency Obligation	5% 01 Jul 2035	447,738	460,564
Fed Hm Ln Pc Pool G08062	Federal Agency Obligation	5% 01 Jun 2035	444,272	456,443
Federal Home Loan Mortgage Corp	Federal Agency Obligation	5% 15 Mar 2022	422,470	434,775
Fed Hm Ln Pc Pool G18263	Federal Agency Obligation	4.5% 01 Jul 2023	412,842	425,275
Fed Hm Ln Pc Pool A67850	Federal Agency Obligation	6% 01 Jun 2037	397,197	421,898
Fed Hm Ln Pc Pool G01819	Federal Agency Obligation	5% 01 Jun 2035	409,629	420,851
Fed Hm Ln Pc Pool G02274	Federal Agency Obligation	5% 01 Jul 2036	408,014	418,873
Fed Hm Ln Pc Pool G11690	Federal Agency Obligation	4% 01 Feb 2020	338,363	345,696
Fed Hm Ln Pc Pool A64578	Federal Agency Obligation	5.5% 01 Aug 2037	325,933	341,806
Fed Hm Ln Pc Pool E96854	Federal Agency Obligation	4% 01 Jun 2018	319,653	327,679
Fed Hm Ln Pc Pool C01437	Federal Agency Obligation	7% 01 Oct 2032	283,676	312,155
Fed Hm Ln Pc Pool G03581	Federal Agency Obligation	6% 01 Nov 2037	293,632	311,893
Fed Hm Ln Pc Pool J10662	Federal Agency Obligation	4.5% 01 Sep 2024	296,325	304,878
Fed Hm Ln Pc Pool C01416	Federal Agency Obligation	7% 01 Sep 2032	265,694	292,369
Fed Hm Ln Pc Pool A68726	Federal Agency Obligation	6.5% 01 Nov 2037	253,481	271,566
Fed Hm Ln Pc Pool 1J1262	Federal Agency Obligation	5.64% 01 Jan 2036	250,079	259,861
Fed Hm Ln Pc Pool 1J1548	Federal Agency Obligation	5.5% 01 Mar 2037	245,810	259,223

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Federal Home Loan Mortgage Corp	Federal Agency Obligation	5.651% 25 Apr 2016	196,927	215,765
Fed Hm Ln Pc Pool G12021	Federal Agency Obligation	4% 01 May 2014	197,236	202,202
Fed Hm Ln Pc Pool A64391	Federal Agency Obligation	6% 01 Aug 2037	187,954	199,642
Federal Home Loan Mortgage Corp	Federal Agency Obligation	5.5% 15 May 2026	192,865	198,129
Fed Hm Ln Pc Pool 847498	Federal Agency Obligation	4.439% 01 Jun 2034	190,541	195,329
Federal Home Loan Mortgage Corp	Federal Agency Obligation	6% 15 Sep 2025	187,042	191,375
Fed Hm Ln Pc Pool G03512	Federal Agency Obligation	6% 01 Oct 2037	179,835	191,019
Federal Home Loan Mortgage Corp	Federal Agency Obligation	6% 15 Dec 2026	156,740	159,167
Fed Hm Ln Pc Pool G12034	Federal Agency Obligation	4% 01 May 2021	143,654	146,767
Fed Hm Ln Pc Pool G12881	Federal Agency Obligation	4.5% 01 Nov 2022	132,165	136,227
Federal Home Loan Mortgage Corp	Federal Agency Obligation	6% 15 Apr 2027	104,945	105,580
Fed Hm Ln Pc Pool G12033	Federal Agency Obligation	4.5% 01 Dec 2019	13,217	13,731
Fnma Pool 888100	Federal Agency Obligation	5.5% 01 Sep 2036	3,034,053	3,190,497
Fnma Pool 745571	Federal Agency Obligation	4% 01 Jan 2019	2,209,211	2,265,373
Fnma Tba Jan 30 Single Fam	Federal Agency Obligation	5% 01 Dec 2099	1,965,000	2,016,275
Fnma Pool 735403	Federal Agency Obligation	5% 01 Apr 2035	1,713,246	1,763,662
Fnma Pool Ac9044	Federal Agency Obligation	5% 01 Dec 2039	1,500,000	1,540,859
Fnma Pool Aa9357	Federal Agency Obligation	4.5% 01 Aug 2039	1,539,317	1,538,034
Fnma Pool 254548	Federal Agency Obligation	5.5% 01 Dec 2032	1,384,279	1,456,449
Fnma Pool 735059	Federal Agency Obligation	4% 01 Nov 2019	1,202,388	1,232,871
Fnma Pool 745081	Federal Agency Obligation	5% 01 Jun 2034	1,189,311	1,225,424
Fnma Pool 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,115,485	1,172,421
Fnma Pool 725221	Federal Agency Obligation	5.5% 01 Jan 2034	1,004,333	1,055,596
Fnma Pool 735224	Federal Agency Obligation	5.5% 01 Feb 2035	952,895	1,001,532
Fnma Pool 745394	Federal Agency Obligation	4.5% 01 Nov 2020	881,279	916,355
Fnma Pool 968515	Federal Agency Obligation	6.5% 01 Jan 2038	832,002	891,932
Fnma Pool Ac8547	Federal Agency Obligation	4% 01 Dec 2024	830,000	836,056
Fnma Pool Ac1915	Federal Agency Obligation	4% 01 Sep 2039	831,131	803,166
Fnma Pool Ac5461	Federal Agency Obligation	4.5% 01 Nov 2039	798,041	797,376
Fnma Pool 735871	Federal Agency Obligation	5.5% 01 Jul 2035	753,256	791,703
Fnma Pool 889572	Federal Agency Obligation	5.5% 01 Jun 2038	735,315	770,549
Fnma Pool 555967	Federal Agency Obligation	5.5% 01 Nov 2033	674,838	709,282
Fnma Pool 908736	Federal Agency Obligation	6% 01 Feb 2037	657,839	698,749
Fnma Pool 545759	Federal Agency Obligation	6.5% 01 Jul 2032	641,157	692,850
Fnma Pool 902307	Federal Agency Obligation	6% 01 Nov 2036	651,907	692,448
Fnma Pool 881959	Federal Agency Obligation	5.657% 01 Feb 2036	648,327	686,064
Fnma Pool 970020	Federal Agency Obligation	5% 01 Jun 2023	655,034	685,271
Fnma Pool 545817	Federal Agency Obligation	6.5% 01 Aug 2032	579,890	626,643
Fnma Pool 256926	Federal Agency Obligation	6.5% 01 Oct 2037	580,255	622,051
Fnma Pool Aa4603	Federal Agency Obligation	4.5% 01 Apr 2039	570,836	570,361
Federal National Mortgage Association	Federal Agency Obligation	5.503% 25 Sep 2011	535,000	567,689
Fnma Pool 725484	Federal Agency Obligation	7% 01 May 2034	498,816	555,673
Fnma Pool 254918	Federal Agency Obligation	4.5% 01 Sep 2033	539,480	542,740
Fnma Pool 937666	Federal Agency Obligation	6% 01 Jun 2037	492,407	522,336
Fnma Pool 725424	Federal Agency Obligation	5.5% 01 Apr 2034	491,934	517,043
Fnma Pool Aa5066	Federal Agency Obligation	4.5% 01 Mar 2024	491,049	506,143
Fnma Pool 763984	Federal Agency Obligation	5.5% 01 Dec 2033	466,771	490,804
Fnma Pool 745147	Federal Agency Obligation	4.5% 01 Dec 2035	488,943	490,369

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Fnma Pool 974965	Federal Agency Obligation	5% 01 Apr 2038	467,369	480,147
Fnma Pool 829028	Federal Agency Obligation	4.5% 01 Jul 2020	447,470	464,440
Fnma Pool 972217	Federal Agency Obligation	5% 01 Mar 2023	409,241	428,346
Fnma Pool 901506	Federal Agency Obligation	5.77% 01 Nov 2036	399,781	421,958
Fnma Pool 888756	Federal Agency Obligation	5.853% 01 Oct 2037	395,839	421,093
Fnma Pool 974400	Federal Agency Obligation	4% 01 Apr 2023	415,654	418,817
Fnma Pool Aa2522	Federal Agency Obligation	4.5% 01 Mar 2039	395,645	395,315
Fnma Pool 745569	Federal Agency Obligation	4% 01 May 2016	384,716	393,813
Fnma Pool 670385	Federal Agency Obligation	6.5% 01 Sep 2032	359,738	388,967
Fnma Pool 888211	Federal Agency Obligation	7% 01 Feb 2037	331,944	366,937
Fnma Pool 745145	Federal Agency Obligation	4.5% 01 Dec 2020	350,246	365,062
Fnma Pool 970398	Federal Agency Obligation	4.5% 01 Jul 2038	363,079	362,813
Fnma Pool 888992	Federal Agency Obligation	6.5% 01 Nov 2037	338,364	362,737
Fnma Pool 545996	Federal Agency Obligation	7% 01 Aug 2032	316,191	352,232
Fnma Pool 776974	Federal Agency Obligation	5.5% 01 Apr 2034	335,052	352,153
Fnma Pool 254693	Federal Agency Obligation	5.5% 01 Apr 2033	326,016	342,657
Federal National Mortgage Association GTD	Federal Agency Obligation	5% 25 Nov 2025	326,984	332,423
Fnma Pool 255274	Federal Agency Obligation	5% 01 Jun 2019	303,304	319,170
Fnma Pool 897144	Federal Agency Obligation	6% 01 Sep 2036	267,214	283,831
Fnma Pool 609781	Federal Agency Obligation	6.5% 01 Sep 2016	243,908	261,532
Fnma Pool 905121	Federal Agency Obligation	6% 01 Dec 2036	225,357	239,371
Fnma Pool 725221	Federal Agency Obligation	5.5% 01 Jan 2034	224,285	235,732
Fnma Pool 255492	Federal Agency Obligation	4% 01 Oct 2014	229,589	235,308
Federal National Mortgage Association	Federal Agency Obligation	5% 25 May 2035	218,440	229,423
Fnma Pool 889428	Federal Agency Obligation	5% 01 Apr 2023	214,369	224,846
Fnma Pool 255900	Federal Agency Obligation	6% 01 Oct 2035	207,740	221,048
Fnma Pool 865213	Federal Agency Obligation	7% 01 Nov 2029	194,869	216,069
Fnma Pool 745852	Federal Agency Obligation	6.5% 01 Dec 2033	180,678	195,316
Fnma Pool 899622	Federal Agency Obligation	5.5% 01 Jul 2037	164,359	172,235
Federal National Mortgage Association	Federal Agency Obligation	5.5% 25 Feb 2030	164,416	171,200
Fnma Pool 687082	Federal Agency Obligation	5.5% 01 Jan 2018	159,137	170,475
Fnma Pool 758938	Federal Agency Obligation	5.5% 01 Jan 2034	154,748	162,646
Fnma Pool 708767	Federal Agency Obligation	4% 01 Jun 2018	150,114	153,930
Federal National Mortgage Association	Federal Agency Obligation	6% 25 Feb 2028	147,547	151,752
Fnma Pool 835760	Federal Agency Obligation	4.5% 01 Sep 2035	127,736	128,109
Fnma Pool 535996	Federal Agency Obligation	7.5% 01 Jun 2031	83,739	94,492
Fnma Pool 254261	Federal Agency Obligation	6.5% 01 Apr 2017	56,394	61,221
Fnma Pool 253643	Federal Agency Obligation	7.5% 01 Feb 2031	26,611	30,028
Fnma Pool 634503	Federal Agency Obligation	6.5% 01 Mar 2017	26,525	28,795
Fnma Pool 253635	Federal Agency Obligation	7% 01 Feb 2016	17,251	18,715
Fnma Pool 512673	Federal Agency Obligation	7.5% 01 Sep 2029	9,337	10,534
Fnma Pool 555515	Federal Agency Obligation	6.5% 01 Dec 2017	8,223	8,927
Fnma Pool 655114	Federal Agency Obligation	7.5% 01 Aug 2032	4,569	5,156
Gnma Pool 698091	Federal Agency Obligation	4.5% 15 Apr 2039	1,175,164	1,178,031
Gnma Pool 708590	Federal Agency Obligation	4.5% 15 May 2039	960,615	962,959
Gnma Pool 782569	Federal Agency Obligation	5.5% 15 Feb 2039	699,461	733,753

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Gnma Pool 717168	Federal Agency Obligation	4.5% 15 Jun 2039	629,250	630,785
Gnma Pool 689858	Federal Agency Obligation	6% 15 Sep 2038	526,093	556,423
Gnma Pool 687720	Federal Agency Obligation	5.5% 15 Jul 2038	516,972	542,278
Gnma Pool 676935	Federal Agency Obligation	5.5% 15 Apr 2038	500,000	524,476
Gnma Pool 717182	Federal Agency Obligation	4.5% 15 Jun 2039	492,698	493,900
Gnma Pool 781862	Federal Agency Obligation	5.5% 15 Jan 2035	312,532	328,719
Gnma Pool 658058	Federal Agency Obligation	6% 15 Aug 2036	303,681	321,711
Gnma Pool 680074	Federal Agency Obligation	6% 15 Nov 2037	244,836	259,104
Gnma Pool 391705	Federal Agency Obligation	5.5% 15 Jan 2038	214,226	224,713
Gnma Pool 699277	Federal Agency Obligation	6% 15 Sep 2038	135,099	142,888
Gnma Pool 657162	Federal Agency Obligation	6% 15 Jul 2037	128,714	136,215
Gnma Pool 671023	Federal Agency Obligation	6% 15 Aug 2037	73,401	77,678
Gnma Pool 596796	Federal Agency Obligation	7% 15 Dec 2032	24,043	26,635
Gnma Pool 592128	Federal Agency Obligation	7% 15 Nov 2032	5,408	5,991
Gnma II Pool 003637	Federal Agency Obligation	5.5% 20 Nov 2034	659,604	694,523
Gnma II Pool 003624	Federal Agency Obligation	5.5% 20 Oct 2034	509,611	536,590
Gnma II Pool 004222	Federal Agency Obligation	6% 20 Aug 2038	433,033	460,064
Gnma II Pool 003774	Federal Agency Obligation	5.5% 20 Oct 2035	349,701	367,854
Gnma II Pool 003151	Federal Agency Obligation	7% 20 Oct 2031	58,091	64,517
Gnma II Pool 003229	Federal Agency Obligation	7% 20 Apr 2032	22,003	24,307
Gnma II Pool 003240	Federal Agency Obligation	7% 20 May 2032	20,776	22,951
30Yr United States Treasury Bond Futures	Future-Fixed Income Derivative			22,500
2Yr United States Treasury Note Futures	Future-Fixed Income Derivative			1,125
10Yr United States Treasury Note Futures	Future-Fixed Income Derivative			(1,563)
United States Dollar	Fut-Fixed Income			(27,265)
United States Treasury Bd Strp Prn	Government Issued Security	0% 15 Nov 2021	2,725,000	1,604,581
WI Treasury N B	Government Issued Security	1.125% 15 Dec 2012	9,490,000	9,338,382
United States Treasury Nts	Government Issued Security	1.375% 15 Feb 2012	5,880,000	5,896,999
United States Treasury Nts	Government Issued Security	2.375% 31 Aug 2014	3,880,000	3,851,505
United States Treasury Bds	Government Issued Security	4.5% 15 Aug 2039	3,670,000	3,586,852
United States Treasury Bds	Government Issued Security	7.25% 15 Aug 2022	2,725,000	3,530,153
United States Treasury Sec.	Government Issued Security	0.875% 30 Apr 2011	3,390,000	3,394,502
United States Treasury N/B	Government Issued Security	1% 31 Aug 2011	3,200,000	3,201,626
United States Treasury Bills	Government Issued Security	0.01% 14 Jan 2010	2,500,000	2,500,000
United States Treasury Nts	Government Issued Security	3.5% 15 Feb 2018	2,330,000	2,310,887
United States Treasury Bds	Government Issued Security	8.75% 15 May 2020	1,240,000	1,749,175
United States Treasury Nts	Government Issued Security	4% 15 Feb 2015	1,635,000	1,737,698
United States Treasury Bds	Government Issued Security	8% 15 Nov 2021	1,150,000	1,565,977
United States Treasury Bds	Government Issued Security	7.875% 15 Feb 2021	1,165,000	1,565,832
United States Treasury Nts	Government Issued Security	3% 31 Aug 2016	1,570,000	1,544,120
Financing Corp Princ Fico Strp	Government Issued Security	0% 06 Oct 2017	1,895,000	1,360,923
United States Treasury Bds	Government Issued Security	6.25% 15 Aug 2023	1,030,000	1,230,206
Resolution Fdg Fbe Cpn Strips	Government Issued Security	0% 15 Jan 2017	1,620,000	1,229,332
United States Treasury Nts	Government Issued Security	0.875% 28 Feb 2011	1,160,000	1,162,810
United States Treasury Nts	Government Issued Security	0.875% 31 Mar 2011	1,100,000	1,102,020
Ontario Prov Cda	Government Issued Security	4.1% 16 Jun 2014	1,010,000	1,054,051
Canada Goverment	Government Issued Security	2.375% 10 Sep 2014	1,065,000	1,046,504

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
United States Treasury Note	Government Issued Security	1.5% 31 Dec 2013	1,060,000	1,032,092
Federal Home Loan Banks	Government Issued Security	5.375% 18 May 2016	875,000	967,292
Federal Home Loan Mortgage Corp	Government Issued Security	4.75% 19 Jan 2016	855,000	922,092
United States Treasury Nts	Government Issued Security	4.25% 15 Nov 2017	800,000	838,500
WI Treasury N B	Government Issued Security	1.125% 15 Dec 2012	850,000	836,383
Federal Home Loan Mortgage Corp	Government Issued Security	2.125% 23 Mar 2012	775,000	786,877
United States Treasury Nts	Government Issued Security	2.875% 30 Jun 2010	665,000	673,702
United States Treasury Nts	Government Issued Security	2.625% 29 Feb 2016	655,000	637,192
WI Treasury N/B	Government Issued Security	3.375% 15 Nov 2019	660,000	634,841
Resolution Fdg Fbe Cpn Strips	Government Issued Security	0% 15 Apr 2015	715,000	601,967
Arab Rep Egypt	Government Issued Security	4.45% 15 Sep 2015	560,000	587,507
United States Treasury Nts	Government Issued Security	2.375% 31 Aug 2014	550,000	545,961
United States Treasury Nts	Government Issued Security	4.875% 15 Aug 2016	470,000	516,853
United States Treasury N/B	Government Issued Security	1.75% 15 Aug 2012	500,000	503,242
United States Treasury N/B	Government Issued Security	3.625% 19 Mar 2010	480,000	471,900
United States Treasury Nts	Government Issued Security	3.375% 30 Jun 2013	415,000	435,588
Resolution Fdg Fbe Cpn Strips	Government Issued Security	0% 15 Jul 2017	595,000	434,912
Fico Strip Cpn A	Government Issued Security	0% 08 Aug 2015	530,000	427,965
United States Treasury Nts	Government Issued Security	4.5% 15 May 2017	400,000	427,594
United States Treasury Bds	Government Issued Security	4.5% 15 May 2038	420,000	411,272
Federal Home Loan Mortgage Corp	Government Issued Security	5.5% 18 Jul 2016	350,000	391,355
Nova Scotia Prov Cda	Government Issued Security	5.125% 26 Jan 2017	335,000	356,711
Resolution Fdg Fbe Cpn Strips	Government Issued Security	0% 15 Jan 2014	320,000	286,147
Financing Corp	Government Issued Security	10.7% 06 Oct 2017	200,000	283,651
Tennessee Valley Authority	Government Issued Security	5.25% 15 Sep 2039	275,000	272,485
Ontario Prov Cda	Government Issued Security	4.1% 16 Jun 2014	250,000	260,904
United States Treasury Nts	Government Issued Security	4.25% 15 Aug 2015	235,000	251,523
WI Treasury Nb	Government Issued Security	2.125% 30 Nov 2014	255,000	248,964
Financement Que	Government Issued Security	5% 25 Oct 2012	225,000	237,404
Federal Home Loan Mortgage Corp	Government Issued Security	6.75% 15 Mar 2031	190,000	231,380
Financing Corp Princ Fico Strp	Government Issued Security	0% 26 Sep 2019	355,000	222,931
United Mexican States	Government Issued Security	6.375% 16 Jan 2013	195,000	215,475
United States Treasury Bds	Government Issued Security	6.25% 15 Aug 2023	160,000	191,100
United States Treasury Nts	Government Issued Security	1.125% 15 Jan 2012	185,000	184,826
WI Treasury Nb	Government Issued Security	3.25% 30 Jun 2016	145,000	145,419
United States Treasury N/B	Government Issued Security	1.375% 15 Sep 2012	105,000	104,508
United States Treasury Nts	Government Issued Security	2% 28 Feb 2010	45,000	45,128
United States Treasury Bds	Government Issued Security	3.5% 15 Feb 2039	55,000	45,048
Curators Univ Mo Sys Facs Rev	Municipal Bond	5.96% 01 Nov 2039	140,000	142,986
Vanguard Fixed Income Securities Fund	Mutual Fund		3,024,636	30,367,343
MSCI Daily Canadian Index Securities Lending FD ZVCI	Mutual Fund		690,699	8,275,260
*State Street Bank Daily EAFE Index	Mutual Fund		6,301,009	79,814,881
PIMCO Total Return Fund	Mutual Fund		9,250,124	99,901,338
Oncor Electric Delivery Transition	Other Asset Backed	5.42% 15 Aug 2017	1,400,000	1,526,296
RSB Bondco LLC	Other Asset Backed	5.47% 01 Oct 2014	1,239,198	1,314,438
Credit Suisse First Boston Mortgage	Other Asset Backed	6.38% 18 Dec 2035	869,815	892,282
CNH Equipment Tr	Other Asset Backed	4.93% 15 Aug 2014	735,000	761,326

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
CCCIT 2009 A5 A5	Other Asset Backed	2.25% 23 Dec 2014	595,000	589,098
Centerpoint Energy Trans Bd Co	Other Asset Backed	5.17% 01 Aug 2019	490,000	531,875
CPL Transition Fdg LLC	Other Asset Backed	5.96% 15 Jul 2015	400,000	433,776
Great Riv Energy	Other Asset Backed	5.829% 01 Jul 2017	397,424	432,449
AEP Tex Cent Transition Fdg	Other Asset Backed	4.98% 01 Jul 2015	400,000	423,837
Greenwich Capital Comm Fnd	Other Asset Backed	5.444% 10 Mar 2039	415,000	366,671
Procter & Gamble Profit	Other Asset Backed	9.36% 01 Jan 2021	262,581	320,215
TXU Electric Delivery Transition B	Other Asset Backed	5.29% 15 May 2018	235,000	254,561
CPL Transition Fdg LLC	Other Asset Backed	6.25% 15 Jan 2017	170,000	191,549
*State Street Bank & Trust Co	Short-term Investment Fund		19,394,343	19,394,343
Monumental Life
IGT Invesco Short-Term Bond Fund	Synthetic Investment Contract	3.88% 01 Jan 2025	184,737,559	189,599,417
*State Street Bank & Trust
IGT Invesco Short-Term Bond Fund	Synthetic Investment Contract	3.87% 31 Dec 2099	180,238,748	184,950,629
Bank Of America
IGT Invesco Multi-Manager A Or Better Intermediate Government/Credit Fund	Synthetic Investment Contract	4.94% 01 Aug 2020	140,063,433	148,045,009
JP Morgan Chase
IGT Invesco Multi-Manager A Or Better Intermediate Government/Credit Fund	Synthetic Investment Contract	4.9% 31 Dec 2050	137,818,853	145,238,613
Pacific Life Insurance
IGT Invesco Multi-Manager A Or Better Core Fund	Synthetic Investment Contract	4.64% 31 Dec 2050	121,359,550	121,800,715
*Participants Loans	Loans with interest rates (ranging from 4.25% to 9.75% with various maturities)		72,879,291	72,635,265
Self-Directed Personal Choice Retirement Account				195,276,232

Total Investments not including the Plan’s investment in the Master Trust				$2,778,106,288

*	Represents a party in interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 18, 2010	/s/ Patrick J. Halbach
Date	Patrick J. Halbach
Authorized Representative